UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: September 17, 2009
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 17, 2009, the Board of Directors of Kimberly-Clark Corporation (the "Company") elected Michael T. Azbell as Vice President and Controller of the Company, effective October 1, 2009.

Mr. Azbell, 45, joined the Company in 1988 and has served as the Company's Vice President and Assistant Controller since July 2008. Prior to that, he held a variety of financial and corporate reporting positions of increasing responsibility with the Company, including Assistant Controller – Knoxville Financial Services from 2002 to 2005 and Assistant Controller – Corporate Reporting and Accounting from 2005 to June 2008.

Effective October 1, 2009, Mr. Azbell's annual base salary will be $295,000, and his target annual cash incentive will be 55 percent of his base salary. Mr. Azbell will continue to be eligible to participate in the Company's long-term equity incentive compensation program, and he will be eligible to participate in the Company's financial counseling program.

Mr. Azbell is expected to enter into a Tier II Executive Severance Plan Agreement under the Kimberly-Clark Executive Severance Plan, as amended and restated, prior to December 31, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: September 18, 2009   By: /s/ Timothy C. Everett
                                        Timothy C. Everett
                                        Vice President and Secretary